

December 20, 2011

Via E-mail
Mr. Sai W. Chu
Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

> **Re:** **Seaspan Corporation**
> **Schedule TO-I**
> **Filed on December 13, 2011**
> **File No. 005-80932**

Dear Mr. Chu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Withdrawal Rights, page 17

1.   We believe that the date after which tendered securities may be withdrawn unless accepted for payment is 12:00 midnight, New York City time, on February 9, 2012, rather than February 10, 2012. Please advise, or revise your disclosure.

Conditions of the Offer, page 20

2.   We note your statement that, if at any time prior to expiration of your offer, any of the listed events are determined by you to have occurred, you may terminate your offer. Please revise to include an objective standard for your determination as to whether a condition has been satisfied.

3.   You state in the first paragraph of this section that you may assert any condition
        regardless of the circumstances giving rise it, including any action or inaction by you.
        The tender offer can be subject only to conditions that are not within your control. Please
        revise.

4.   We refer to the disclosure in this section regarding your failure to assert conditions.
        When an offer condition is triggered by events that occur before the expiration of the
        offer, the company should promptly inform security holders whether it intends to
        proceed, rather than wait until the end of the offer period. Please confirm your
        understanding in your response letter.

Interests of Directors and Executive Officers…., page 24

5.   Please advise, with a view towards revised disclosure, why the beneficial ownership table
        assumes the consummation of certain transactions. Refer to the first instruction to
        Item 1008(a) of Regulation M-A.

6.   We note your disclosure that none of your directors and executive officers intend to
        tender their shares in the offer. Please disclose whether securities are to be purchased
        from any affiliate. See Item 1004(b) of Regulation M-A, or advise.

Miscellaneous, page 39

7.   We note your statement that if you determine that you are not legally able to make the offer
        in a particular jurisdiction, the offer will not be made to (nor will tenders be accepted from or
        on behalf of) the holders of shares in such jurisdiction. Please clarify, if true, that you are
        referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are
        complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i). We view
        Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing
        in a U.S. state where the issuer is prohibited from making the tender offer pursuant to
        applicable law.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
David S. Matheson, Esq.
Perkins Coie LLP